Exhibit 99.1

Yalla Group Limited Announces Unaudited Third Quarter 2024 Financial Results

DUBAI, UAE, November 11, 2024 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operating Highlights

•
Revenues were US$88.9 million in the third quarter of 2024, representing an increase of 4.4% from the third quarter of 2023.
o
Revenues generated from chatting services in the third quarter of 2024 were US$58.5 million.
o
Revenues generated from games services in the third quarter of 2024 were US$30.2 million.
•
Net income was US$39.2 million in the third quarter of 2024, an 11.2% increase from US$35.2 million in the third quarter of 2023. Net margin1 was 44.1% in the third quarter of 2024.
•
Non-GAAP net income2 was US$42.6 million in the third quarter of 2024, an 11.3% increase from US$38.3 million in the third quarter of 2023. Non-GAAP net margin3 was 47.9% in the third quarter of 2024.
•
Average MAUs4 increased by 14.5% to 40.2 million in the third quarter of 2024 from 35.1 million in the third quarter of 2023.
•
The number of paying users5 on our platform increased by 12.0% to 12.6 million in the third quarter of 2024 from 11.2 million in the third quarter of 2023.

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period. Yalla, Yalla Ludo, Yalla Parchis, YallaChat, 101 Okey Yalla and WeMuslim have been our main mobile applications for the periods presented herein; and Ludo Royal has been our main mobile application since the third quarter of 2023.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgrade services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free; YallaChat does not involve the usage of virtual currencies, and the metrics of “paying users” and “ARPPU” do not reflect user activities on YallaChat. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Key Operating Data	For the three months ended
	September 30, 2023	September 30, 2024

Average MAUs (in thousands)	35,096	40,176

Paying users (in thousands)	11,236	12,582

“We are thrilled to report robust third quarter results, marked by record-setting revenues and enhanced profitability,” said Mr. Yang Tao, Founder, Chairman and CEO of Yalla. “Our revenues rose to US$88.9 million, beating the upper end of our guidance, while net income increased by 11.2% year-over-year to US$39.2 million. We also drove a 14.5% year-over-year increase in average MAUs to 40.2 million and a 12% year-over-year increase in our group’s paying users to 12.6 million. This impressive performance was fueled by our dedication to enhancing localization with new gamification features and targeted gaming events, as well as our ongoing efforts to refine operational processes, optimize user acquisition and further develop our product ecosystem.”

“Furthermore, we continued to explore and invest in Yalla Game, with a strategic focus on new game development. We are on track to test our self-developed mid-core games by year-end. We are confident that our experience in casual games and commitment to user experience and product excellence will enable us to deliver high-quality games and grow our presence in this thriving market. As MENA’s leader in online social networking and gaming, we will continue providing high-quality products and services to our users while playing an active role in the region’s digital transformation.” Mr. Yang concluded.

Ms. Karen Hu, CFO of Yalla, commented, “During the third quarter of 2024, strong execution of our high-quality growth strategies led to record-high revenues. We also continued to boost efficiency and operating leverage. As a result, we enhanced our profitability with expanded net margin of 44.1%, and excluding share-based compensation, non-GAAP net margin of 47.9%. Our fundamentals remain solid, strongly supporting our current business operations as well as our investments in future development. Looking ahead, we will continue to pursue healthy, sustainable growth, creating long-term value for our stakeholders.”

Third Quarter 2024 Financial Results

Revenues

Our revenues were US$88.9 million in the third quarter of 2024, a 4.4% increase from US$85.2 million in the third quarter of 2023. The increase was primarily driven by our broadening user base and enhanced monetization capability. Our average MAUs increased by 14.5% to 40.2 million in the third quarter of 2024 from 35.1 million in the third quarter of 2023. Our solid revenue growth was also partially attributable to the significant increase in the number of paying users, which grew to 12.6 million in the third quarter of 2024 from 11.2 million in the third quarter of 2023.

In the third quarter of 2024, our revenues generated from chatting services were US$58.5 million, and revenues from games services were US$30.2 million.

Costs and expenses

Our total costs and expenses were US$56.4 million in the third quarter of 2024, a 6.9 % increase from US$52.8 million in the third quarter of 2023.

Our cost of revenues was US$31.8 million in the third quarter of 2024, a 14.6 % increase from US$27.8 million in the same period last year, primarily due to higher commission fees paid to third-party payment platforms as a result of increasing revenues generated. Cost of revenues as a percentage of our total revenues increased to 35.8% in the third quarter of 2024 from 32.6% in the third quarter of 2023.

Our selling and marketing expenses were US$7.4 million in the third quarter of 2024, a 34.9% decrease from US$11.3 million in the same period last year, primarily driven by our more disciplined advertising and promotion approach. Selling and marketing expenses as a percentage of our total revenues decreased to 8.3% in the third quarter of 2024 from 13.3% in the third quarter of 2023.

Our general and administrative expenses were US$10.1 million in the third quarter of 2024, a 38.3% increase from US$7.3 million in the same period last year, primarily due to an increase in incentive compensation. General and administrative expenses as a percentage of our total revenues increased to 11.4% in the third quarter of 2024 from 8.6% in the third quarter of 2023.

Our technology and product development expenses were US$7.1 million in the third quarter of 2024, an 11.1% increase from US$6.4 million in the same period of last year, primarily due to an increase in salaries and benefits for our technology and product development staff. Technology and product development expenses as a percentage of our total revenues increased to 8.0% in the third quarter of 2024 from 7.5% in the third quarter of 2023.

Operating income

Operating income remained relatively stable at US$32.5 million in the third quarter of 2024.

Non-GAAP operating income6

Non-GAAP operating income in the third quarter of 2024 was US$35.9 million, a 1.4% increase from US$35.4 million in the same period last year.

Interest income

Interest income was US$7.8 million in the third quarter of 2024, compared with US$5.6 million in the third quarter of 2023, primarily due to an increase in interest rates applicable to the Company’s bank deposits.

Income tax expense

Income tax expense was US$1.29 million in the third quarter of 2024, compared with US$0.71 million in the third quarter of 2023. The increase was primarily due to the introduction and implementation of the UAE Corporate Tax Law, which is effective for the financial years starting on or after June 1, 2023.

Net income

As a result of the foregoing, our net income was US$39.2 million in the third quarter of 2024, an 11.2% increase from US$35.2 million in the third quarter of 2023.

Non-GAAP net income

Non-GAAP net income in the third quarter of 2024 was US$42.6 million, an 11.3% increase from US$38.3 million in the same period last year.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.25 and US$0.22, respectively, in the third quarter of 2024, while basic and diluted earnings per ordinary share were US$0.23 and US$0.20, respectively, in the same period of 2023.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.27 and US$0.24, respectively, in the third quarter of 2024, compared with US$0.24 and US$0.21, respectively, in the same period of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of September 30, 2024, we had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$570.1 million, compared with US$535.7 million as of December 31, 2023.

Share Repurchase Program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2025, in the third quarter of 2024, the Company repurchased 1,736,383 American depositary shares (“ADSs”), representing 1,736,383 Class A ordinary shares from the open market with cash for an aggregate amount of approximately US$7.0 million. Cumulatively, the Company had completed cash repurchases in the open market of 5,709,259 ADSs, representing 5,709,259 Class A ordinary shares, for an aggregate amount of approximately US$42.5 million, as of September 30, 2024. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$107.5 million as of September 30, 2024.

Outlook

For the fourth quarter of 2024, Yalla currently expects revenues to be between US$77.0 million and US$84.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Conference Call

The Company’s management will host an earnings conference call on Monday, November 11, 2024, at 8:00 PM U.S. Eastern Time, Tuesday, November 12, 2024, at 5:00 AM Dubai Time, or Tuesday, November 12, 2024, at 9:00 AM Beijing/Hong Kong time.

Dial-in details for the earnings conference call are as follows:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
United Arab Emirates Toll Free:	80-003-570-3589
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	5810867

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.yalla.com.

A replay of the conference call will be accessible until November 18, 2024, by dialing the following telephone numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	5806791

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	September 30, 2024
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	311,883,463	349,117,329
Restricted cash	423,567	428,119
Term deposits	213,105,501	212,514,896
Short-term investments	10,282,329	8,000,000
Amounts due from a related party	109,507	—
Prepayments and other current assets	33,340,602	41,563,630
Total current assets	569,144,969	611,623,974
Non-current assets
Property and equipment, net	1,583,604	1,290,519
Intangible asset, net	1,133,715	956,191
Operating lease right-of-use assets	2,382,026	1,595,166
Long-term investments	51,692,218	135,684,579
Other assets	13,015,729	13,155,593
Total non-current assets	69,807,292	152,682,048
Total assets	638,952,261	764,306,022

LIABILITIES
Current liabilities
Accounts payable	928,055	789,509
Deferred revenue	46,558,571	58,839,261
Operating lease liabilities, current	1,153,691	1,034,753
Amounts due to a related party	—	98,113
Accrued expenses and other current liabilities	26,694,999	33,737,519
Total current liabilities	75,335,316	94,499,155
Non-current liabilities
Operating lease liabilities, non-current	949,970	—
Total non-current liabilities	949,970	—
Total liabilities	76,285,286	94,499,155

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	13,778	13,970
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	313,306,523	325,394,525
Treasury stock	(35,527,305)	(42,517,154)
Accumulated other comprehensive loss	(2,341,740)	(1,922,789)
Retained earnings	292,223,525	395,316,281
Total shareholders’ equity of Yalla Group Limited	567,677,254	676,287,306
Non-controlling interests	(5,010,279)	(6,480,439)
Total equity	562,666,975	669,806,867
Total liabilities and equity	638,952,261	764,306,022

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
	US$	US$	US$	US$	US$
Revenues	85,187,360	81,197,482	88,922,031	237,952,336	248,848,091
Costs and expenses
Cost of revenues	(27,772,226)	(29,025,673)	(31,830,126)	(83,955,518)	(89,427,060)
Selling and marketing expenses	(11,292,732)	(8,491,520)	(7,352,820)	(35,026,197)	(23,944,276)
General and administrative expenses	(7,325,451)	(7,576,904)	(10,133,394)	(25,508,418)	(24,358,190)
Technology and product development expenses	(6,396,426)	(6,481,616)	(7,108,024)	(20,393,692)	(19,851,894)
Total costs and expenses	(52,786,835)	(51,575,713)	(56,424,364)	(164,883,825)	(157,581,420)
Operating income	32,400,525	29,621,769	32,497,667	73,068,511	91,266,671
Interest income	5,612,861	7,097,975	7,829,223	13,354,425	21,572,082
Government grants	228	365,031	7,603	182,447	439,966
Investment income (loss)	435,545	60,233	133,606	1,456,742	(1,094,288)
Impairment loss of investments	(2,509,480)	—	—	(2,509,480)	—
Income before income taxes	35,939,679	37,145,008	40,468,099	85,552,645	112,184,431
Income tax expense	(708,673)	(5,793,582)	(1,287,156)	(2,146,180)	(10,563,946)
Net income	35,231,006	31,351,426	39,180,943	83,406,465	101,620,485
Net loss attributable to non-controlling interests	994,099	292,428	673,856	2,750,850	1,472,271
Net income attributable to Yalla Group Limited’s shareholders	36,225,105	31,643,854	39,854,799	86,157,315	103,092,756
Earnings per ordinary share
——Basic	0.23	0.20	0.25	0.54	0.64
——Diluted	0.20	0.17	0.22	0.47	0.56
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,554,831	160,721,827	160,944,036	159,134,347	160,681,773
——Diluted	183,111,650	183,535,654	183,354,110	181,460,639	183,383,311

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
	US$	US$	US$	US$	US$
Cost of revenues	627,760	1,867,863	1,867,294	2,581,522	5,637,874
Selling and marketing expenses	532,001	681,035	261,825	2,517,707	1,642,975
General and administrative expenses	1,633,262	1,321,200	1,114,753	8,121,521	3,769,267
Technology and product development expenses	255,677	19,198	187,205	920,127	469,134
Total share-based compensation expenses	3,048,700	3,889,296	3,431,077	14,140,877	11,519,250

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024
	US$	US$	US$	US$	US$
Operating income	32,400,525	29,621,769	32,497,667	73,068,511	91,266,671
Share-based compensation expenses	3,048,700	3,889,296	3,431,077	14,140,877	11,519,250
Non-GAAP operating income	35,449,225	33,511,065	35,928,744	87,209,388	102,785,921

Net income	35,231,006	31,351,426	39,180,943	83,406,465	101,620,485
Share-based compensation expenses, net of tax effect of nil	3,048,700	3,889,296	3,431,077	14,140,877	11,519,250
Non-GAAP net income	38,279,706	35,240,722	42,612,020	97,547,342	113,139,735

Net income attributable to Yalla Group Limited’s shareholders	36,225,105	31,643,854	39,854,799	86,157,315	103,092,756
Share-based compensation expenses, net of tax effect of nil	3,048,700	3,889,296	3,431,077	14,140,877	11,519,250
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	39,273,805	35,533,150	43,285,876	100,298,192	114,612,006

Non-GAAP earnings per ordinary share
——Basic	0.24	0.22	0.27	0.63	0.71
——Diluted	0.21	0.19	0.24	0.55	0.62
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	160,554,831	160,721,827	160,944,036	159,134,347	160,681,773
——Diluted	183,111,650	183,535,654	183,354,110	181,460,639	183,383,311